UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD from                  to

Commission file number 1-3560

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

P. H. Glatfelter Company

96 SOUTH GEORGE STREET, SUITE 520

YORK, PA 17401

GLATFELTER 401(K) SAVINGS PLAN

FOR HOURLY EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015 AND 2014

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment Committee and Participants of the

Glatfelter 401(k) Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Glatfelter 401(k) Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

York, Pennsylvania

June 28, 2016

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS
Plan interest in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust - at fair value	$82,310,932	$82,574,260
Notes receivable from participants	2,883,099	2,829,326

Net Assets Available for Benefits	$85,194,031	$85,403,586

See Notes to Financial Statements.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2015	2014

INVESTMENT (LOSS) INCOME IN INTEREST IN P.H. GLATFELTER 401(K) SAVINGS AND PROFIT SHARING MASTER TRUST	$(2,612,708)	$4,373,030

INTEREST ON NOTES RECEIVABLE FROM PARTICIPANTS	117,655	121,358

CONTRIBUTIONS
Participants	6,008,283	5,757,264
Rollovers	142,477	37,059
Employer	1,341,699	1,255,293

Total Contributions	7,492,459	7,049,616

NET TRANSFERS IN (OUT)	36	(332,591)

BENEFITS PAID TO PARTICIPANTS	(5,194,650)	(6,912,585)

ADMINISTRATIVE EXPENSES	(12,347)	(8,686)

NET (DECREASE) INCREASE IN NET ASSETS	(209,555)	4,290,142

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	85,403,586	81,113,444

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$85,194,031	$85,403,586

See Notes to Financial Statements.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1 - DESCRIPTION OF PLAN

General - The following description of the Glatfelter 401(k) Savings Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan, as restated effective November 2012, covers eligible hourly employees of P. H. Glatfelter Company’s Pennsylvania (“PA”) Group and its Ohio Group, each as defined in the Plan (collectively, the “Company”) who have completed the requisite eligibility period as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation - An employee becomes a participant in the Plan on the first full pay period following the date eligibility requirements are met.

Contributions - Each year, each participant may contribute, through payroll deductions, up to 50% of their compensation as defined in the Plan. In general, participant contributions made by an eligible hourly employee are matched by the Company contributions in an amount equal to 50% of the first 3% of each participant’s payroll deduction contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Below are the exceptions to the general policy, which are outlined in the plan document.

Hourly PA Group participants hired on or after January 17, 2011, as a condition of employment, are required to contribute a minimum of 3% of their eligible compensation per pay period for the first five years of employment and are matched 50% by the Company. Additionally, the Company contributes 2.3% of eligible compensation per pay period.

Hourly Ohio Group participants represented by Local 731 or 988 of the USW and hired on or after November 14, 2012, and OH group participants represented by Local 422 of the OPEIU who were hired on or after January 21, 2014, as a condition of employment, are required to contribute a minimum of 3% of their eligible compensation per pay period for the first five years of employment and are matched 50% by the Company. Additionally, the Company contributes 2.3% of eligible compensation per pay period.

Eligible participants may elect to contribute a portion of or all of any profit sharing bonus they receive, subject to Internal Revenue Service (“IRS”) mandated maximum contributions, in addition to any payroll reduction savings and Company matching contributions described above.

Participants may allocate contributions among available investment options. Prior to December 4, 2015, all of the Company matching contributions, including the hourly PA and OH Group’s Company contribution of 2.3% were initially invested in the P. H. Glatfelter Stock Fund. Participants could change these investments at any time. Effective December 4, 2015, employer-matching contributions are made in cash and participants choose the investment funds into which these cash contributions are invested. Participants can change their investment allocations at any time, however, no more than 15% of any contributions may be directed into the P.H. Glatfelter Stock Fund.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts and Vesting - Participant payroll deduction contributions, rollover contributions, catch-up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. The Company matching and fixed contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) the Plan’s earnings, and (c) an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions.

Benefits - Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $5,000, the balance will be distributed in a direct rollover to an Individual Retirement Account of the Plan Administrator’s choosing, set up in the name of the participant. If the vested account balance exceeds $5,000, the assets may be held until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

In certain instances participants may withdraw amounts for an immediate and heavy financial hardship that cannot be reasonably met from other sources.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant’s vested account balance. Notes receivable are secured by the balance in the participant’s account. Interest is payable at rates based on prime rate plus 100 basis points at the time the borrowing is approved. As of December 31, 2015, interest rates ranged from 4.25% to 9.25%. Terms range from one to five years, or up to 15 years if the note receivable is extended for the purchase of a primary residence. Notes receivable are stated at their unpaid principal plus accrued but unpaid interest. At December 31, 2015 and 2014, outstanding notes receivable totaled $2,883,099, and $2,829,326, respectively.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Administrative Costs - Administrative costs of the Plan are absorbed by the Company, with certain exceptions. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivables from participants are charged directly to the participant’s account and are included in administrative expenses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investments - The Plan’s investments held in the P.H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (the “Master Trust”) are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of the fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments to participants are recorded when paid.

Investment Fees - Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the fund’s investment earnings activity to the Master Trust and thus are not separately identifiable as an expense.

Recent Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value practical expedient in Accounting Standards Codification 820. ASU 2015-07 requires retrospective application and permits, as elected by the Plan, early adoption. Accordingly, the standard was retrospectively applied.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III of the update permits plans to measure investments and investment-related accounts (e.g., a liability for a pending trade with a broker) as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. Parts I and III are not applicable to the Plan. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The amendments within Part II require retrospective application. Management has elected to early adopt the provisions of Part II of this new standard. Accordingly, these provisions were retrospectively applied.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1-	Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2-	Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs

Level 3-	Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Plan’s interest in Master Trust: Valued based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value money market and mutual fund investments in the Master Trust. The unitized stock fund in the Master Trust is valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices on a recognized securities exchange at the last reported price of the last business day of each year of the underlying assets of the unitized fund, which include common stock of the Company and a money market fund. Comingled pension fund are valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

NOTE 4 - MASTER TRUST INFORMATION

Investments of the Plan are maintained along with the investments of Glatfelter 401(k) Savings Plan in the Master Trust managed by Fidelity Management Trust Company, the trustee as defined by the plan (“Trustee”).

The Plan’s undivided interest in the net assets of the Master Trust was approximately 46% at December 31, 2015 and 2014.

The following table presents the net assets of the Master Trust as of December 31, 2015 and 2014. Investment income (loss) for the Master Trust for the years ended December 31, 2015 and 2014 includes investments bought and sold, as well as held during the years.

	December 31,
	2015	2014
Net appreciation (depreciation) in fair value of investments:
P. H. Glatfelter Company Stock Fund	$(5,713,067)	$(1,547,727)
Mutual and Comingled Funds	(6,095,074)	3,242,677

Total	(11,808,141)	1,694,950

Interest and dividends:
P. H. Glatfelter Company Stock Fund	392,582	348,386
Mutual and Comingled Funds	5,879,387	7,506,191

Total	6,271,969	7,854,577

Total investment income (loss)	$(5,536,172)	$9,549,527

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 4 - MASTER TRUST INFORMATION (CONTINUED)

The following are the changes in net assets for the Master Trust for the year ended December 31, 2015 and 2014:

	December 31,
	2015	2014
Net appreciation (depreciation) in fair value of investments	$(11,808,141)	$1,694,950
Interest and dividends	6,271,969	7,854,577

Net investment income (loss)	(5,536,172)	9,549,527
Net transfers	2,868,444	(1,903,532)
Administrative expenses	(14,651)	(8,287)

Increase (decrease) in net assets	(2,682,379)	7,637,708
Net assets:
Beginning of year	179,052,657	171,414,949

End of year	$176,370,278	$179,052,657

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 4 - MASTER TRUST INFORMATION (CONTINUED)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Money market fund	$10,058,633	$—	$—	$10,058,633
Mutual funds	105,746,886	—	—	105,746,886
Unitized stock fund	15,849,241	—	—	15,849,241

Total assets in the fair value hierarchy	$131,654,760	$—	$—	131,654,760

Investments measured at net asset value (a)				44,715,518

Investments at fair value				$176,370,278

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Money market fund	$9,750,402	$—	$—	$9,750,402
Mutual funds	108,270,390	—	—	108,270,390
Unitized stock fund	21,101,798	—	—	21,101,798

Total assets in the fair value hierarchy	$139,122,590	$—	$—	139,122,590

Investments measured at net asset value (a)				39,930,067

Investments at fair value				$179,052,657

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

For the years ended December 31, 2015 and 2014, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 4 - MASTER TRUST INFORMATION (CONTINUED)

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Comingled pension fund	$44,715,518	N/A	Daily	30 days

	December 31, 2014
Comingled pension fund	$39,930,067	N/A	Daily	30 days

NOTE 5 - PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.

However, in the event of a complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Trustee would be directed to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

NOTE 6 - TAX STATUS

The Plan obtained its latest determination letter on November 9, 2012, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 7 - RELATED PARTY TRANSACTIONS

Certain investments in the Plan’s interest in the Master Trust are shares of investment funds managed by the Trustee. The Plan provides participants the election of an investment in P. H. Glatfelter’s common stock through the P. H. Glatfelter Stock Fund, a unitized company stock fund. As discussed in Note 1, prior to December 4, 2015, all Company matching contributions were initially invested in the P. H. Glatfelter Stock Fund. After December 4, 2015, matching contributions are in cash.

For the years ended December 31, 2015 and 2014, recordkeeping and investment management fees are netted against investment income in the interest in the Statement of Changes in Net Assets Available for Benefits.

The following table sets forth information related to the Plan’s interest in the P. H. Glatfelter common stock fund held by the Master Trust.

	December 31,
	2015	2014
Units of the P. H. Glatfelter common stock fund	468,941	455,839
Per-unit price	$16.18	$21.78
Equivalent shares of P. H. Glatfelter common stock	400,769	379,096

Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of P. H. Glatfelter common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2015 and 2014, P. H. Glatfelter common stock had a market value of $7,588,457, and $9,693,483, respectively, invested in the unitized company stock fund. A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.

In addition, the Plan issues notes receivable to participants, which are secured by balances in the respective participant accounts.

The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

Purchases made by the Master Trust for the investment in the Company’s common stock amounted to $4,657,599 and $7,757,934 for the years ended December 31, 2015 and 2014, respectively. Sales made by the Master Trust for the investment in the Company’s common stock amounted to $4,942,177 and $7,126,382 for the years ended December 31, 2015 and 2014, respectively.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 8 - TRANSFERS

During the Plan years ended December 31, 2015 and 2014, certain participants were reclassified between the Glatfelter 401(k) Savings Plan and the Plan. Accordingly, a net increase of $36 and a decrease of $332,591 is included in the accompanying Statements of Changes in Net Assets Available for Benefits for the Plan years ended December 31, 2015 and 2014, respectively.

NOTE 9 - RISKS AND UNCERTAINTIES

The Master Trust invests in various securities including a money market fund, mutual funds, Company stock fund, and commingled funds. Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amount reported in the Statement of Net Assets Available for Benefits.

Concentration of investments in the Master Trust is representative of an individual investment fund balance totaling more than approximately 10% of total net assets available for benefits. As of December 31, 2015 and 2014, the Master Trust had investments of $53,761,867 concentrated in two funds and $76,851,110 concentrated in three funds, respectively. As of December 31, 2015 and 2014, these investments consisted of approximately 30% and 43% of total net assets available for benefits, respectively.

Glatfelter 401(k) Savings Plan for Hourly Employees

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

Employer Identification Number: 23-0628360

Plan Number: 007

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participant Loans	4.25% - 9.25%	$0	$2,883,099

	Total Investments			$2,883,099

* Party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

June 28, 2016	By:	/s/ Ramesh Shettigar
Ramesh Shettigar
Vice President, Treasurer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm